Vista Gold Corp.

7961 Shaffer Parkway, Suite 5

Littleton, CO 80127

July 3, 2017

Via EDGAR

Securities and Exchange Commission

ATTN: Mr. Jonathan Burr

100 F Street, NE
Washington, D.C. 20549

Re:	Vista Gold Corp. – Request for Acceleration

Registration Statement on Form S-3

Filed on June 26, 2017

File No. 333-218979

Ladies and Gentlemen:

On behalf of Vista Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-218979) to permit said Registration Statement to become effective at 5:00 p.m. Eastern time on July 5, 2017, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Vista Gold Corp.

/s/ John Engele
John Engele, Chief Financial Officer